UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December 15, 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Agreement and Plan of Merger

Effective December 14, 2023, Bruush Oral Care Inc. (the “Company” or “PubCo”), a company incorporated under the laws of British Columbia, Canada, Bruush Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of PubCo (the “Merger Sub”), and Arrive Technology Inc., a Delaware corporation (the “Target Company”) entered into an Agreement and Plan of Merger (as it may be amended, supplemented, or otherwise modified from time to time (the “Merger Agreement”). Upon the closing (the “Closing”) of the merger (the “Merger”) contemplated by the Merger Agreement and pursuant to the terms and subject to the conditions of the Merger Agreement and the Delaware General Corporation Law (“DGCL”), Merger Sub will merge with and into the Target Company, with Target Company continuing under the name of Target Company after the Merger and as a wholly owned subsidiary of PubCo.

Target Company is a technology development business with a focus on designing and implementing commercially viable smart mailboxes and a platform system for smart, secure and seamless exchange of packages, goods and supplies between people, robots and drones. Upon Closing, PubCo is expected to be renamed “Arrive Technology Inc.” and trade on Nasdaq under the ticker symbol of “ARRV.”

As a result of the Merger and as set forth in the Merger Agreement, at Closing the outstanding shares of Target Company’s common stock, will be exchanged for common shares of PubCo (the “PubCo Shares”) representing, upon issuance, 94.5% of PubCo’s issued and outstanding common shares on a fully diluted basis and the legacy shareholders of PubCo will own shares of PubCo common shares representing 5.5% of PubCo’s issued and outstanding common shares on a fully diluted basis.

Prior to Closing, PubCo will, among other things, effect a reverse stock split with respect to PubCo’s common shares at a ratio within the range of 6-for-1 to 200-for-1.

PubCo, as of the Closing, will maintain a net cash minimum as defined in the terms of the Merger Agreement equal to US$10,000,000 consisting of cash and cash equivalents after full payment of current liabilities, including any financing in connection with the above referenced amount and all expenses related to this transaction (“Net Cash Minimum”). After Closing, PubCo will sell, transfer and assign all existing legacy business, assets and liabilities of PubCo (“Legacy Business”) to a purchaser, including in the form of a newly established entity (“Purchaser”), and pursuant to that certain separation and distribution agreement to be entered into by and between PubCo and Purchaser on terms and conditions to be mutually agreed by PubCo and Purchaser (the “Separation Agreement”). The sale, transfer and assignment of the Legacy Business will be conducted after the Merger becomes effective. The Merger will become effective at the time that the properly executed and certified copy of the Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties to the Merger Agreement prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the (“Effective Time”).

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties by the parties thereto. Certain of the representations and warranties are qualified by materiality, Target Company Material Adverse Effect or PubCo Material Adverse Effect (each as defined in Section 9.01 of the Merger Agreement).

The Merger Agreement also contains pre-Closing covenants by the parties thereto, including obligations of the parties to use reasonable efforts to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other applicable parties, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Merger Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

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The warranties, covenants and other terms, provisions and conditions that the parties to the Merger Agreement made to each other were made as of specific dates. The assertions embodied therein were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating their respective terms. Moreover, they may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders or shareholders, as applicable, or may have been used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts. For the foregoing reasons, no person should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information at the time they were made or otherwise. Unless required by applicable law, PubCo undertakes no obligation to update such information.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Merger Agreement, the obligations of the parties thereto to consummate the Merger are subject to a number of customary conditions including, among others: (i) the approval of the Merger Agreement by the PubCo board of directors (the “PubCo Board”) and Target Company stockholders; (ii) the effectiveness of the registration statement under which the PubCo shares are to be registered and no stop order suspending the effectiveness of the PubCo registration statement or proceeding for that purpose having been initiated or threatened in writing by the SEC or its staff; (iii) PubCo having satisfied any applicable continuing listing requirements of Nasdaq and PubCo having not received any notice of non-compliance therewith; (iv) the PubCo Shares having been approved for listing on Nasdaq, subject only to official notice of issuance; (v) the absence of any law or order preventing or prohibiting the consummation of the Merger Agreement and the transactions contemplated thereby (the “Transactions”); and (vi) satisfaction of all due diligence review reasonably required by the relevant party.

Termination Rights

The Merger Agreement contains certain termination rights, and may be terminated: (i) upon the mutual written consent of PubCo and Target Company; (ii) by either PubCo or Target Company if the consummation of the Merger is prohibited or prevented by a governmental order; (iii) by either PubCo or Target Company if the Closing has not occurred on or before August 31, 2024; (iv) in connection with an uncured breach of a representation, warranty, covenant or other agreement by any of the parties to the Merger Agreement; (v) by Target Company if PubCo Board approves, endorses or recommends to the shareholders of PubCo a superior proposal as defined in the Merger Agreement; or (vi) by Target Company if the Separation Agreement, in a form acceptable to the Target Company in its sole discretion, is not executed within a reasonable period after the Effective Time.

The parties to the Merger Agreement are required to pay a termination fee in an amount equal to $250,000 as a result of a termination of the Merger Agreement pursuant to certain termination sections as set for in the Merger Agreement. The parties acknowledged that the right to receive such termination fee will be the sole and exclusive remedy whether at law, in equity, in contract, tort or otherwise of the respective parties for: (i) the damages suffered as a result of the failure of the Transactions to be consummated; and (ii) any other damages suffered as a result of or in connection with the Merger Agreement and the Transactions.

Target Company Voting Agreement

Concurrently with the execution of the Merger Agreement, all directors, executive officers and holders of three percent (3%) or more of the Company Common Stock entered into a Target Company voting agreement (the “Target Company Voting Agreement”) pursuant to which, among other things, certain Target Company shareholders agreed to: (i) vote, and in any action by written resolution of the stockholders of the Target Company, provide written consent with respect to, all of their Target Company Shares in favor of the Merger and the Transactions; (ii) waive any rights to seek appraisal, rights of dissent, or any similar rights in connection with the Merger Agreement and the Transactions; and (iii) vote, or cause to be voted, against or withhold written consent, or cause written consent to be withheld, with respect to, as applicable, any other matter, action or proposal that would reasonably be expected to result in a material breach of any of the covenants, agreements or obligations under the Merger Agreement, or the breach of any of the conditions to the Closing.

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Lock-Up Agreements

Prior to the Effective Time, each of PubCo and Target Company entered into separate lock-up Agreements, pursuant to which the shares of the Target Company and the PubCo held by them and all of their respective executive officers, directors, and holders of three percent (3%) or more of each of the Company Common Stock and PubCo Shares, respectively, will be locked-up and subject to limitations on disposition, until the earlier of (i) six (6) months from the date of the Closing, (ii) subsequent to the Merger, if the last sale price of PubCo’s Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the Merger, or (iii) the date after the Closing on which PubCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their equity holdings in PubCo for cash, securities or other property. Furthermore, ten percent (10%) of the PubCo Shares owned, to be received or retained by any holder pursuant to the Merger Agreement will not be subject to the restrictions set forth in the lock-up agreements.

Board Approval

The Merger Agreement and the transactions contemplated by the Merger Agreement have been approved by the PubCo Board.

The Company intends to continue to rely on and comply with home country practices pursuant to British Columbia law with respect to stockholder voting requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series. In reliance on and in compliance with home country practices pursuant to British Columbia law, the Company is not required to obtain shareholder approval of (i) the Merger Agreement, (ii) the updated notice of articles (including the reverse stock split contemplated therein), (iii) the issuance of the PubCo Shares, and (iv) any of the other Transactions. The Transactions are also subject to the satisfaction of other customary closing conditions.

Composition of Board of Directors of PubCo Post-Merger

Upon the Closing, the PubCo Board will consist of four (4) individuals as designated by the Target Company, and one (1) individual from PubCo’s Board prior to the Closing, retained (or as may be otherwise designated by the pre-Closing PubCo Board) to serve as an independent director of the PubCo Board, provided, that such individual is reasonably acceptable to the Target Company.

The foregoing descriptions of the Merger Agreement, Form of PubCo Voting Agreement, Form of Lock-Up Agreement and Form of Target Company Voting Agreement do not purport to be complete and are subject to, and qualified by, the full text of those documents, copies of which are filed as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively.

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Press Release and Combined Business Presentation

On December 15, 2023, PubCo and Target Company issued a press release announcing the signing of the Merger Agreement. A copy of the press release announcing the signing of the Merger Agreement is furnished as Exhibit 99.1 and incorporated herein by reference. A copy of a presentation regarding the combined business and the business of the Target Company is furnished as Exhibit 99.2 and is incorporated herein by reference.

Additional Information and Where to Find It

This Report on Form 6-K relates to the proposed transactions, but does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transactions. PubCo intends to file with the SEC a registration statement on SEC Form F-4 relating to the PubCo Shares. PubCo’s shareholders and other interested persons are advised to read, when available, the registration statement and the amendments thereto and the documents incorporated by reference therein filed in connection with the proposed transaction and the PubCo Shares, as these materials will contain important information about PubCo, the Target Company and the proposed transaction. PubCo will also file other documents regarding the proposed transactions with the SEC. Before making any investment decision, investors and securities holders of PubCo are urged to carefully read the registration statement, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions and the PubCo Shares as they become available. Investors and securities holders will be able to obtain free copies of the registration statement and all other relevant documents filed or that will be filed with the SEC by PubCo through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo may be obtained free of charge from PubCo’s website at https://bruush.com.

Information about PubCo’s directors and executive officers and their ownership of PubCo’s securities is set forth in certain of PubCo’s filings with the SEC, including PubCo’s Annual Report on Form 20-F for the fiscal year ended October 31, 2022, which was filed with the SEC on March 10, 2023. Such persons’ holdings of PubCo’s securities may have changed since from the amounts disclosed in PubCo’s Annual Report on Form 20-F or in PubCo’s other filings with the SEC. The interests of PubCo and its directors and executive officers with regard to the proposed transactions may differ from the interests of PubCo’s shareholders generally. Additional information regarding the names and interests in the proposed transactions of PubCo’s respective directors and officers and other persons who may be deemed participants in the proposed transactions may be obtained by reading the registration statement relating to the PubCo Shares on SEC Form F-4, when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Statements that are not historical facts, including statements about beliefs or expectations, are forward-looking statements. These statements are based on plans, estimates, expectations and projections at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as “may,” “will,” “should,” “expect,” “opportunity,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described in this Report on Form 6-K and the press release include, among others:

●	uncertainties as to the completion of the Merger, the Separation Agreement and the other transactions contemplated by the Merger Agreement, including the risk that one or more of the transactions may involve unexpected costs, liabilities or delays;

●	the effects that the announcement, pendency or consummation of the Merger, the Separation Agreement and the other transactions contemplated by the Merger Agreement may have on PubCo and its current or future business and on the price of PubCo’s common stock;

●	the possibility that an active, liquid trading market for PubCo’s common stock may not be sustained;

●	the possibility that various closing conditions for the Merger, the Separation Agreement and the other transactions contemplated by the Merger Agreement may not be satisfied or waived, or any other required consents or approvals may not be obtained within the expected timeframe, on the expected terms, or at all;

●	the effects that a termination of the Merger Agreement may have on PubCo, including the risk that the price of PubCo’s common stock may decline significantly if the Merger is not completed;

●	the risk that the Separation Agreement may be more difficult, time-consuming or costly than expected or the possibility that the anticipated benefits of the Separation Agreement may not be realized;

●	uncertainties regarding PubCo’s focus, strategic plans and other management actions;

●	the risks associated with cybersecurity and technology, including attempts by third parties to defeat the security measures of PubCo and its business partners, and the loss of confidential information and other business disruptions;

●	the risks associated with potential litigation related to the transactions contemplated by the Merger Agreement or related to any possible subsequent financing transactions or acquisitions or investments;

●	uncertainties regarding general economic, business, competitive, legal, regulatory, tax and geopolitical conditions; and

●	other factors, including those set forth in PubCo’s filings with the SEC, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2022 and subsequent Reports on Form 6-K.

Forward-looking statements included in this report speak only as of the date each statement is made. Neither PubCo nor any person undertakes any obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

Exhibits No.	Description
10.1	Agreement and Plan of Merger dated December 14, 2023
10.2	Form of Lock-Up Agreement
10.3	Form of Target Company Voting Agreement
99.1	Press Release
99.2	Combined Business and Target Company Presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRUUSH ORAL CARE INC.

Date:	December 15, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer

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